Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS ITS FOURTH QUARTER AND FULL-YEAR 2025 RESULTS

Highlights for FY25 Q4

•	As expected, revenues of $2,097.6 million, a decrease of 19.7% compared to last year, resulting from continued softer demand and the Company’s objective to reduce network inventory;

•	Net loss of $44.5 million, a decrease of 114.7% compared to last year;

•	Normalized EBITDA [1] of $239.8 million, a decrease of 44.6% compared to last year;

•

Normalized diluted earnings per share [1] [2] of $0.98 in line with expectations, a decrease of $1.80 per share, and diluted earnings per share of $(0.60), a decrease of $4.55 per share, compared to last year;

•

North American retail sales decreased by 21% compared to last year, resulting from lower industry volumes in Snowmobile and market share loss in Off-Road Vehicles due to high non-current inventory from other OEMs;

•	The Company increased its quarterly dividend to $0.215 per share.

Highlights for FY25

•	Revenues of $7,829.7 million, a decrease of 21.4% compared to last year;

•	Achieved revised FY25 guidance adjusted for Marine businesses discontinued operations with Normalized diluted earnings per share [1] [2] of $4.68;

•	Provided shareholder returns through $277.0 million deployed in share repurchases and dividend payments;

•	North American network inventory decreased by 13% compared to last year, or 18% when excluding snowmobiles for which network inventory increased due to lower industry retail caused by late snowfall.

Fiscal 2026 full-year guidance

•

Given the ongoing global tariff disputes and the uncertainty surrounding any potential changes to trade regulations, the Company has decided to defer providing financial guidance for FY26. This uncertainty has also had a negative impact on consumer demand, making it difficult to offer reliable projections at this time.

Valcourt, Quebec, March 26, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2025. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“BRP demonstrated its agility throughout fiscal 2025 by rapidly adapting to softer market conditions. We were the first OEM to proactively adjust shipments to reduce network inventory and we have achieved our objective. As anticipated, our leaner inventory position compared to competitors resulted in short-term market share loss but protected our dealer network and the value of our brands. In this volatile context, we have outpaced the off-road industry with our current models, which speaks highly about the attractiveness of our lineups,” said José Boisjoli, President and CEO of BRP.

“Looking ahead to fiscal 2026, the ongoing global tariff disputes have created economic uncertainty, making financial projections more challenging at this time. Over the longer term, our strategic decision to double down on Powersports should allow us to solidify our industry leadership by pushing innovation further and capitalizing on growth opportunities. With a product portfolio that is second-to-none, a strong dealer network and a healthy balance sheet, we are well positioned to sustain profitable growth,” concluded Mr. Boisjoli.

[1]	See “Non-IFRS Measures” section of this press release.
[2]	Earnings per share is defined as “EPS”.

Financial Highlights [3]

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data and margin)	January 31, 2025	January 31, 2024	January 31, 2025	January 31, 2024	January 31, 2023
Revenues	$2,097.6	$2,611.5	$7,829.7	$9,963.0	$10,033.4
Gross Profit	429.4	660.5	1,773.6	2,634.0	2,499.4
Gross Profit (%)	20.5%	25.3%	22.7%	26.4%	24.9%
Normalized EBITDA [1]	239.8	432.6	1,040.0	1,793.2	1,706.3
Net Income (Loss)	(44.5)	302.8	62.7	931.7	865.4
Net Loss from Discontinued Operations	(175.1)	(114.9)	(275.7)	(187.2)	—
Normalized Net Income [1]	71.4	213.1	349.0	956.7	976.7
Diluted Earnings (Loss) per Share [2]	(0.60)	3.95	0.84	11.85	10.67
Diluted Normalized Earnings per Share [1][2]	0.98	2.78	4.68	12.17	12.05
Basic Weighted Average Number of Shares	73,016,543	75,475,831	73,661,874	77,166,505	79,382,008
Diluted Weighted Average Number of Shares	73,741,341	76,667,383	74,586,221	78,523,790	80,946,102

[1]	See “Non-IFRS Measures” section of this press release.
[2]	Earnings per share is defined as “EPS”.
[3]	Figures are on a continuing basis and prior periods reclassified accordingly, except for the twelve-month period ended January 31, 2023.

FOURTH QUARTER RESULTS

In the context of continued softer demand and the Company’s objective to reduce network inventory, its three-month period ended January 31, 2025 was marked by a decrease in the volume of shipments and revenues compared to the same period last year. The decrease in the volume of shipments, the higher sales programs due to increased promotional intensity and the decreased leverage of fixed costs as a result of reduced production have led to a decrease in the gross profit and gross profit margin compared to the same period last year. This decrease was partially offset by favourable pricing and production efficiencies.

The Company’s North American retail sales were down 21% for the three-month period ended January 31, 2025. The decrease is mainly explained by lower industry volumes in Snowmobile and market share loss in Off-Road Vehicles due to high non-current inventory from other OEMs.

Revenues

Revenues decreased by $513.9 million, or 19.7%, to $2,097.6 million for the three-month period ended January 31, 2025, compared to $2,611.5 million for the corresponding period ended January 31, 2024. The decrease in revenues was primarily due to a lower volume sold across all product lines, as a result of softer demand, as well as higher sales programs. The decrease was partially offset by favourable pricing across most product lines. The decrease includes a favourable foreign exchange rate variation of $33 million.

•	Year-Round Products (54% of Q4-FY25 revenues): Revenues from Year-Round Products decreased by $236.8 million, or 17.4%, to $1,127.1 million for the three-month period ended January 31, 2025, compared to $1,363.9 million for the corresponding period ended January 31, 2024. The decrease in revenues from Year-Round Products was primarily attributable to a lower volume of units sold across all product lines as a result of softer demand, unfavourable product mix in SSV and higher sales programs. The decrease was partially offset by favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $26 million.

•	Seasonal Products (32% of Q4-FY25 revenues): Revenues from Seasonal Products decreased by $275.0 million, or 28.9%, to $677.6 million for the three-month period ended January 31, 2025, compared to $952.6 million for the corresponding period ended January 31, 2024. The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of units sold across all product lines as a result of softer demand, unfavourable product mix in Snowmobile and higher sales programs. The decrease was partially offset by favourable product mix on PWC and Sea-Doo pontoon, as well as favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $2 million.

•	PA&A and OEM Engines (14% of Q4-FY25 revenues): Revenues from PA&A and OEM Engines decreased by $2.1 million, or 0.7%, to $292.9 million for the three-month period ended January 31, 2025, compared to $295.0 million for the corresponding period ended January 31, 2024. The decrease in revenues from PA&A and OEM engines was primarily attributable to softer demand in PA&A. The decrease was partially offset by favourable product mix on OEM engines and favourable pricing on most product lines. The decrease also includes a favourable foreign exchange rate variation of $5 million.

North American Retail Sales

The Company’s North American retail sales decreased by 21% for the three-month period ended January 31, 2025 compared to the same period last year. The decrease is mainly explained by lower industry volumes in Snowmobile and market share loss in Off-Road Vehicles due to high non-current inventory from other OEMs.

•	North American Year-Round Products retail sales decreased on a percentage basis in the low-teens range compared to the three-month period ended January 31, 2024. The North American Year-Round Products industry sales decreased on a percentage basis in the low-single digits over the same period.

•	North American Seasonal Products retail sales decreased on a percentage basis in the low-thirties range compared to the three-month period ended January 31, 2024. The North American Seasonal Products industry sales decreased on a percentage basis in the mid-twenties range over the same period.

Gross profit

Gross profit decreased by $231.1 million, or 35.0%, to $429.4 million for the three-month period ended January 31, 2025, compared to $660.5 million for the three-month period ended January 31, 2024. Gross profit margin percentage decreased by 480 basis points to 20.5% for the three-month period ended January 31, 2025, compared to 25.3% for the three-month period ended January 31, 2024. The decreases in gross profit and gross profit margin percentage were the result of a lower volume of units sold, higher sales programs, decreased leverage of fixed costs as a result of reduced production, and higher warranty costs. The decreases were partially offset by favourable pricing across most product lines and production efficiencies. The decrease in gross profit includes a favourable foreign exchange rate variation of $2 million.

Operating Expenses

Operating expenses decreased by $12.8 million, or 3.9%, to $317.4 million for the three-month period ended January 31, 2025, compared to $330.2 million for the three-month period ended January 31, 2024. The decrease in operating expenses was mainly attributable to lower G&A expenses due to cost optimization and lower R&D expenses. The decrease was partially offset by higher restructuring and reorganization costs. The decrease in operating expenses includes an unfavourable foreign exchange rate variation of $9 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $192.8 million, or 44.6%, to $239.8 million for the three-month period ended January 31, 2025, compared to $432.6 million for the three-month period ended January 31, 2024. The decrease in normalized EBITDA [1] was primarily due to lower gross profit.

Net Income (Loss)

Net income (loss) decreased by $347.3 million, or 114.7%, to $(44.5) million for the three-month period ended January 31, 2025, compared to $302.8 million for the three-month period ended January 31, 2024. The decrease in net income was primarily due to a lower operating income, resulting from a lower gross profit and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

Net Loss from Discontinued Operations

Net loss increased by $60.2 million, or 52.4%, to $(175.1) million for the three-month period ended January 31, 2025, compared to $(114.9) million for the three-month period ended January 31, 2024. The increase in net loss was primarily due to an impairment charge taken on the Marine businesses assets held for sale during the three-month period ended January 31, 2025.

[1]	See “Non-IFRS Measures” section of this press release.

TWELVE-MONTH PERIOD ENDED JANUARY 31, 2025

Revenues

Revenues decreased by $2,133.3 million, or 21.4%, to $7,829.7 million for the twelve-month period ended January 31, 2025, compared to $9,963.0 million for the corresponding period ended January 31, 2024. The decrease in revenues was primarily due to a lower volume sold across all product lines, as a result of softer demand, the Company’s focus on reducing network inventory levels, as well as higher sales programs. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $94 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $753.2 million, or 42.0%, to $1,040.0 million for the twelve-month period ended January 31, 2025, compared to $1,793.2 million for the twelve-month period ended January 31, 2024. The decrease in Normalized EBITDA [1] was primarily due to a lower gross profit.

Net Income

Net income decreased by $869.0 million, or 93.3%, to $62.7 million for the twelve-month period ended January 31, 2025, compared to $931.7 million for the twelve-month period ended January 31, 2024. The decrease in net income was primarily due to lower operating income, resulting from a lower gross profit and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

Net Loss from Discontinued Operations

Net loss increased by $88.5 million, or 47.3%, to $(275.7) million for the twelve-month period ended January 31, 2025, compared to $(187.2) million for the twelve-month period ended January 31, 2024. The increase in net loss was primarily due to higher operating loss resulting from a lower volume of units sold due to high network inventory and softer consumer demand in the industry. Higher sales programs, production inefficiencies and an impairment charge on the Marine businesses assets held for sale also contributed to the increase in net loss.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated net cash flows generated from operating activities totaled $740.1 million for the twelve-month period ended January 31, 2025 compared to $1,658.1 million generated for the twelve-month period ended January 31, 2024. The decrease was mainly due to lower profitability and unfavourable changes in working capital, partially offset by lower income taxes paid. Changes in working capital were the result of maintaining higher provisions, compared to last year where more provisions were created due to a slowdown in demand and a sustained promotional intensity in the industry. The unfavourable changes in working capital were also the result of a reduction in trade payables and accruals, which reflected reduced production. The unfavourable changes in working capital were partially offset by a reduction in inventory levels.

The Company invested $425.5 million of its liquidity in capital expenditures for the introduction of new products and modernization of the Company’s software infrastructure to support future growth.

During the twelve-month period ended January 31, 2025, the Company also returned $277.0 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On March 25, 2025, the Company’s Board of Directors declared a quarterly dividend of $0.215 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 18, 2025 to shareholders of record at the close of business on April 4, 2025.

[1]	See “Non-IFRS Measures” section of this press release.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY25 fourth quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 55768), please dial 1 800 717-1738 (toll-free in North America). Click here for International numbers.

The Company’s fourth quarter FY25 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s decision to defer providing guidance for Fiscal 2026 until the situation around potential tariffs and changes to trade regulations further develops, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, prospects, expectations, including of sustained profitable growth, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including its continued focus on reducing network inventory levels, sustained promotional intensity and proactively managing production to maintain dealer value proposition, financial position, market position, including expected market share volatility notably in light of high non-current inventory from other OEMs but expected market share gains with respect to recently introduced models, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry demand trends and sustained promotional intensity and pricing actions, the ongoing commitment to invest in research and product development activities and push the boundaries of innovation, including the expectation of regular flow of new product introductions and development of market-shaping products, the projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of its Marine businesses as expected and to manage and mitigate the risks associated therewith, including the ability to separate the Marine businesses within the anticipated time periods, at expected cost levels and expected proceeds, and the expected impact of the sale of the Marine businesses on the Company’s ability to double down on Powersports through innovation and growth opportunities, and any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Corporation’s management’s discussion and analysis for Fiscal 2025 (“the 2025 MD&A”) for the fiscal year ended on January 31, 2025 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of easing but still elevated interest and inflation rates; any decline in social acceptability of the Corporation and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the inability to attract, hire and retain key employees, including members of the Corporation’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the difficulties in the continued implementation of its ERP system; the Corporation’s reliance on international sales and operations including heightened concerns for global trade tensions with escalation in tariffs and other retaliatory measures; the Corporation’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the seasonal nature of the Corporation’s business and some of its products; the Corporation’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental, privacy matters and noise pollution laws; the Corporation’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Corporation’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Corporation’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Corporation’s inability to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and intangibles with indefinite useful life and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Corporation’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Corporation. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this Press Release, including without limitation the following assumptions: softer industries in both Seasonal and Year-Round Products and a continuously challenging macroeconomic environment; expected market share volatility; main currencies in which the Company operates will remain at near current levels; levels of inflation, which are expected to continue to ease; there will be no significant changes in tax laws or treaties applicable to the Company; the Company’s margins are expected to continue to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Specifically, these assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on all imports from Canada and Mexico and potential retaliatory tariffs. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.

Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.

Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.

Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.

Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables [2]

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2025	January 31, 2024	January 31, 2025	January 31, 2024	January 31, 2023
Net income	$(44.5)	$302.8	$62.7	$931.7	$865.4
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	103.4	(97.5)	212.1	10.8	92.4
Cybersecurity incident costs [3]	(12.5)	—	(12.5)	—	25.5
Gain on NCIB	—	—	—	(4.8)	(1.8)
Past service costs [4]	—	—	—	—	4.3
Impairment charge [5]	—	—	9.4	—	—
Costs related to business combinations [6]	(7.9)	2.5	2.7	11.1	8.3
Border crossing crisis [7]	—	—	—	6.2	—
Restructuring and related costs [8]	41.8	3.9	76.8	4.1	—
Transaction costs on long-term debt [9]	—	2.7	—	22.7	1.0
Other elements [10]	1.2	1.0	2.1	1.3	(3.2)
Income tax adjustment [1] [11]	(10.1)	(2.3)	(4.3)	(26.4)	(15.2)

Normalized net income [1]	71.4	213.1	349.0	956.7	976.7

Normalized income tax expense [1]	17.7	80.2	94.0	300.1	315.7
Financing costs adjusted [1]	48.4	46.9	198.2	185.1	113.9
Financing income adjusted [1]	(0.9)	(2.9)	(8.0)	(11.8)	(4.2)
Depreciation expense adjusted [1]	103.2	95.3	406.8	363.1	304.2

Normalized EBITDA [1]	$239.8	$432.6	$1,040.0	$1,793.2	$1,706.3

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly, except for the twelve-month period ended January 31, 2023.

[3]

During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc. During Fiscal 2025, the Company received insurance payments in relation to this cybersecurity incident.

[4]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Canadian Pension Plan for Employees of BRP who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[5]	During Fiscal 2025, the Company recognized an impairment charge of $9.4 million on unutilized assets.

[6]	Transaction costs, depreciation of intangible assets and re-evaluation of a non-controlling interest related to business combinations.

[7]

During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[8]

During the twelve-month period ended January 31, 2025, the Company recorded restructuring costs of $76.8 million, which includes severance packages to employees as part of workforce reduction, contract exit costs and supplier claims related to restructuring activities.

[9]	Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024.

[10]	Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and professional fees associated with secondary offerings and other transactions.

[11]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table [2] presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data)	January 31, 2025	January 31, 2024	January 31, 2025	January 31, 2024	January 31, 2023
Depreciation expense reconciliation
Depreciation expense	$104.6	$96.9	$412.6	$368.9	$310.4
Depreciation of intangible assets related to business combinations	(1.4)	(1.6)	(5.8)	(5.8)	(6.2)

Depreciation expense adjusted	$103.2	$95.3	$406.8	$363.1	$304.2

Income tax expense reconciliation
Income tax expense	$7.6	$77.9	$89.7	$273.7	$300.5
Income tax adjustment [3]	10.1	2.3	4.3	26.4	15.2

Normalized income tax expense [1]	$17.7	$80.2	$94.0	$300.1	$315.7

Financing costs reconciliation
Financing costs	$48.4	$49.6	$198.2	$208.0	$114.8
Transaction costs on long-term debt	—	(2.7)	—	(22.7)	(1.0)
Other	—	—	—	(0.2)	0.1

Financing costs adjusted	$48.4	$46.9	$198.2	$185.1	$113.9

Financing income reconciliation
Financing income	$(0.9)	$(2.9)	$(8.0)	$(16.6)	$(6.0)
Gain on NCIB	—	—	—	4.8	1.8

Financing income adjusted	$(0.9)	$(2.9)	$(8.0)	$(11.8)	$(4.2)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$71.4	$213.1	$349.0	$956.7	$976.7
Non-controlling interests	0.4	0.3	(0.1)	(1.1)	(1.5)
Weighted average number of shares - basic	73,016,543	75,475,831	73,661,874	77,166,505	79,382,008

Normalized EPS - basic [1]	$0.98	$2.83	$4.74	$12.38	$12.29

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$71.4	$213.1	$349.0	$956.7	$976.7
Non-controlling interests	0.4	0.3	(0.1)	(1.1)	(1.5)
Weighted average number of shares - diluted	73,741,341	76,667,383	74,586,221	78,523,790	80,946,102

Normalized EPS - diluted [1]	$0.98	$2.78	$4.68	$12.17	$12.05

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis and prior periods reclassified accordingly, except for the twelve-month period ended January 31, 2023.
[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of consolidated net cash flows generated from operating activities to free cash flow [1].

	Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2025	January 31, 2024
Net cash flows generated from operating activities	$740.1	$1,658.1
Additions to property, plant and equipment	(396.6)	(548.4)
Additions to intangible assets	(29.8)	(37.4)

Free cash flow [1]	$313.7	$1,072.3

Free cash flow from continuing operations [1]	$453.8	$1,321.2
Free cash flow from discontinued operations [1]	$(140.1)	$(248.9)

[1]	See “Non-IFRS Measures” section.

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